Exhibit 18.1
May 5, 2022

To the Board of Directors and Shareholders of
Regal Rexnord Corporation
200 State Street
Beloit, WI 53511

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended March 31, 2022, of the facts relating to the change in accounting principle for certain inventory from the last in, first-out method (“LIFO”) to the first-in, first-out method (“FIFO”) for inventories that were previously accounted for under the LIFO method. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of Regal Rexnord Corporation, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of Regal Rexnord Corporation and its subsidiaries as of any date or for any period subsequent to January 1, 2022. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Regal Rexnord Corporation, or on the financial position, results of operations, or cash flows of Regal Rexnord Corporation and its subsidiaries as of any date or for any period subsequent to January 1, 2022.

Yours truly,

/s/ Deloitte & Touche LLP

Milwaukee, WI